April 20, 2009
VIA E-MAIL
Ms. Kathryn McHale
Mr. Michael Seaman
E-mail: mchalek@sec.gov, mseaman@sec.gov
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Seacoast Banking Corporation of Florida Preliminary Proxy Statement on Schedule 14A Filed April 15, 2009 File No. 000-13660
Dear Ms. McHale:
          Seacoast Banking Corporation of Florida (the “Company”) has today filed an amendment to its Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) via EDGAR (the “EDGAR Filing”). In addition, we have enclosed herewith a marked copy of the Preliminary Proxy Statement (the “Marked Copy”). The enclosed Marked Copy is marked to show changes from the Preliminary Proxy Statement previously filed with the Commission and reviewed by the Commission staff (the “Staff”).
          This letter responds to your letter dated April 17, 2009, containing the comments of the Staff (the “Comment Letter”) relating to the Preliminary Proxy Statement filed on April 15, 2009. In order to facilitate your review, we have sequentially numbered your comments and reprinted below the text of the Comments together with the responses thereto, including cross-references to the relevant portions of the enclosed Marked Copy.
1.     Please disclose any transactions under consideration that would involve the issuance of             shares of common stock. In addition, describe the intended use of proceeds of such transaction.
Response: We refer you to the revised disclosure contained in the last sentence under the caption “Reasons for the Common Stock Proposal” on page 46 of the Marked Copy which states that “While we continuously evaluate our capital needs and opportunities to raise capital, we have no present plans to issue these additional shares of common stock, if this Proposal is adopted.”

2.     Please clarify the table on page 46 to indicate whether it takes into consideration the additional 400,000 shares that would be reserved for issuance under the Employee Stock Purchase Plan if proposal 5 is adopted.
Response: We refer you to the revised disclosure contained in the table “Outstanding Capital Stock and Shares of Capital Stock Available for Issuance” on page 47 of the Marked Copy where a footnote is added to read “The numbers of shares of Common Stock reserved for issuance and available for future issuance do not take into consideration of the additional 400,000 shares that would be reserved for issuance under the Employee Stock Purchase Plan if Proposal 5 of this proxy is adopted.”
The Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments and this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          The Company acknowledges that the Division of Enforcement of the Securities and Exchange Commission has access to all information the Company provides to the staff of the Division of Corporation Finance in connection with the Division of Corporation Finance’s review of the filing or in response to the staff’s comments on the filing.
          Thank you for your prompt comments.

Very truly yours, SEACOAST BANKING CORPORATION OF FLORIDA
By:	/s/ Dennis S. Hudson, III
Dennis S. Hudson, III
Chief Executive Officer

cc:	Ralph F. MacDonald, III Esq. Jones Day